Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Vivakor, Inc.

We consent to the use, in this Form S-1/A Registration Statement under the Securities Act of 1933 (File No. 333-250011), of our report dated November 6, 2020 with respect to the audit of the consolidated balance sheets of Vivakor, Inc. (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019 and the related notes to the consolidated financial statements, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

/s/ Hall & Company CPAs

Irvine, California

December 31, 2020